Jennifer C. Kurtis

(212) 294-6675

jkurtis@winston.com

July 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Blaise Rhodes
Linda Cvrkel

Re:	Addus HomeCare Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-34504

Ladies and Gentlemen:

This letter is being sent in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 23, 2015 (the “Comment Letter”). Addus HomeCare Corporation (the “Company”) is in the process of reviewing your comments and, as discussed with the staff of the Commission by telephone today, requests an extension of the time to respond to such comments, because the Company (i) did not receive the Comment Letter until July 28, 2015 and (ii) is currently in the process of preparing for filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. The Company will provide a substantive response to your comments by August 20, 2015.

Sincerely,

/s/ Jennifer C. Kurtis

cc:	Donald Klink
Chief Financial Officer
Addus HomeCare Corporation